DOCUMENT-COUNT>              1
SROS>                        none
FILER>
     CIK>                    0001209709
     CCC>                    yesroi#7
     FILE-NUMBER>            333-117275
/FILER>
DOCUMENT>
     TYPE>                   424B3
     DESCRIPTION>            Citigroup Diversified Futures Fund L.P.
TEXT>

                          Citigroup Managed Futures LLC
                            399 Park Avenue 7th Floor
                               New York, NY 10022

By Edgar

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:      Citigroup Diversified Futures Fund L.P.
         Supplement to Registration Statement on Form S-1
         File No. 333-117275

Ladies and Gentlemen:

     On Behalf of Citigroup Diversified Futures Fund L.P. (the "Partnership") I am transmitting herewith for filing, pursuant to Rule 424 (b) (3) of the Securities Act 0f 1933, as amended, a Supplement dated March 31, 2005 to the Partnership's prospectus dated October 7, 2004.

Should you have any questions, please telephone me at 212-559-5046.

Very truly yours,

/s/  Daniel R. McAuliffe, Jr.
     ------------------------
     Daniel R. McAuliffe, Jr.
     Chief Financial Officer and
     Director

Enclosures

                                    Citigroup
                          Diversified Futures Fund L.P.
                                   March 2005

The redemption value for Citigroup Diversified Futures Fund L.P. was $915.16 per unit at the end of March, up 1.3% for the month.

March was a profitable month for the Fund's advisors. Trading gains came predominantly from energy and global fixed income markets, but were tempered by losses in global stock indices and currency trading.

The energy sector proved the most profitable for the Fund as crude oil rose to new all-time highs contributing solid profits to the Fund's long positions. Additional gains were earned in natural gas, which rallied as much of the U.S. experienced a spell of cold weather. The market also reacted to projections for a warmer than usual summer across the U.S., which would result in increased demand from utilities. Modest gains were earned in the fixed income sector as increases in both energy prices and inflation expectations were the catalysts for the dramatic move higher in global interest rates. Further profits were earned in coffee, which rose amid fears that drought conditions in both Brazil and Vietnam, the world's top two growers, could significantly harm both nations' crops. Metals trading was mixed with gold and silver prices declining, amid the rising dollar, and copper and aluminum trading in narrows ranges.

Losses were incurred in currencies as the Euro, British pound and Swiss franc all declined against the U.S. dollar after the Federal Reserve raised rates at their March meeting. This reflected the relatively stronger outlook for the U.S. economy and signs that the Fed is growing increasingly concerned with the prospects of inflation. Additional losses were incurred in stock index trading as markets fell in response to the Fed's decision to raise interest rates and concerns that higher energy and commodity prices would have a negative impact on corporate earnings.

Past performance is not necessarily indicative of future results.

If you have any questions regarding the Fund or would like information about other Citigroup managed futures investment opportunities, please contact your Smith Barney Financial Consultant.

As of March 31, 2005, advisors to the Fund are Aspect Capital Limited, Drury Capital, Inc., Graham Capital Management L.P., John W. Henry & Company, Inc., Willowbridge Associates Inc., Winton Capital Management Limited and Capital Fund Management S.A.

Citigroup Managed Futures LLC

                                    Citigroup
                          Diversified Futures Fund L.P.
                                Account Statement
                             For the Period March 1,
                             Through March 31, 2005

                                                       Percent
                                                     of Average
                                                     Net Assets
                                                     -----------
Realized gains from trading            $17,603,866       2.15
Change in unrealized gains/losses
     from trading                       (2,129,861)     (0.26)
                                       -----------      -----
                                        15,474,005       1.89
Less, Brokerage commissions
     and clearing fees ($380,797)        4,528,422       0.55
                                       -----------      -----
Net realized and unrealized gains       10,945,583       1.34
Interest Income                          1,487,933       0.18
                                       -----------      -----
                                        12,433,516       1.52
Less, Expenses:
     Management fees                     1,352,304       0.17
     Incentive fees                        742,657       0.09
     Other expenses                         65,032       0.00
                                       -----------      -----
                                         2,159,993       0.26
                                       -----------      ------
Net income                              10,273,523       1.26
                                                        =====


Additions (28,534.7584 L.P. units
at February 28, 2005 net asset
value per unit of $903.81)              25,790,000
Redemptions (10,487.0579 L.P. units
at March 31, 2005 net asset
value per unit of $915.16)              (9,597,336)
                                       -----------
Increase in net assets                  26,466,187
Net assets February 28, 2005           791,083,378
                                       -----------
Net assets March 31, 2005             $817,549,565
                                       ===========
Net Asset Value per unit
  ($817,549,565 / 893,603.7234 Units)       $914.89
                                       ============
Redemption value per unit  (Note 1)         $915.16
                                       ============

Note  1:  For  the  purpose  of  a   redemption,   any  accrued   liability  for
reimburse-ment of offering and organization expenses will not reduce Net Asset Value per Unit. As a result, the reported redemption value per unit is $915.16.

The net asset value per unit of $914.89 is reflective of charging offering and organizational expenses against the initial capital of the fund and is reported for financial reporting purposes only.

To the best of the knowledge and belief of the undersigned, the information contained herein is accurate and complete.


   By:  /s/ Daniel R. McAuliffe, Jr.
        ----------------------------
        Daniel R. McAuliffe, Jr.
        Chief Financial Officer and Director
        Citigroup Managed Futures LLC
        General Partner, Citigroup
        Diversified Futures Fund L.P.